As filed with the Securities and Exchange Commission on September 23, 2010
Registration Statement No.  333-169035

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
__________________________
CEDAR SHOPPING CENTERS, INC.
(Exact name of registrant as specified in its charter)

Maryland	42-1241468
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
44 South Bayles Avenue, Port Washington, NY  11050-3765
(516) 767-6492
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)
Martin H. Neidell
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY  10038
(212) 806-5836
(Name, address, including zip code, and telephone number, of agent for service of process)

______________________________

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

_______________________________
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer,  an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                                                                                     Accelerated filer  ☒
Non-accelerated filer  ☐ (Do not check if a smaller reporting company)     Smaller reporting company  ☐

_________________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 23, 2010

Preliminary Prospectus
9,738,426 Shares
CEDAR SHOPPING CENTERS, INC.

Common Stock

This prospectus relates solely to the resale of up to an aggregate of 9,738,426 shares of common stock of Cedar Shopping Centers, Inc. (“Cedar” or the “Company”) by the selling stockholders named in this prospectus.

The selling stockholders may offer the shares from time to time as each selling stockholder may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution.”  Each selling stockholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.  The registration of these shares for resale does not necessarily mean that the selling stockholders will sell any of their shares.

The Company will not receive any of the proceeds from the sale of these shares by the selling stockholders.

The shares of the Company’s common stock are listed on the New York Stock Exchange under the symbol “CDR.”  On September 22, 2010, the closing price of the Company’s shares was $6.26 per share.

Investing in our securities involves certain risks.  See “Risk Factors” at page 3 of this Prospectus for a description of certain factors that you should consider prior to purchasing the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is _____________, 2010.
_____________________

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration, or continuous offering, process.  Pursuant to this shelf process, the selling stockholders named under the heading “Selling Stockholders” may sell the securities described in this prospectus from time to time in one or more offerings.  We may also file a prospectus supplement to add, update or change information contained in this prospectus.  This prospectus, any applicable prospectus supplement and the documents incorporated by reference herein include important information about us, the securities being offered and other information you should know before investing.  You should read this prospectus and any applicable prospectus supplement together with the additional information about us described in the sections below entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

The information in this prospectus and any prospectus supplement is accurate as of the date on the front cover.  Information incorporated by reference into this prospectus and any prospectus supplement is accurate as of the date of the document from which the information is incorporated.  You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any other date.

Unless the context otherwise requires, all references in this prospectus to “Cedar,” “us,” “our,” “we,” the “Company” or other similar terms are to Cedar Shopping Centers, Inc.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below, any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or Exchange Act, after the date of the initial registration statement and prior to the effectiveness of the registration statement and any future filings we make with the SEC after the effectiveness of the registration statement under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

1.	Cedar’s Annual Report on Form 10-K for the year ended December 31, 2009, as amended by Form 10-K/A.

2.	Cedar’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

3.	Cedar’s definitive proxy statement dated April 26, 2010.

4.	Cedar’s Current Reports on Form 8-K filed February 9, 2010, June 3, 2010, June 16, 2010 and September 14, 2010.

5.	The description of Cedar’s common stock which is contained in Item 1 of our registration statement on Form 8-A, as amended, filed October 1, 2003 pursuant to Section 12 of the Exchange Act.

6.
The information contained in the section “Investment Policies and Policies With Respect to Certain Activities” contained in the Registration Statement on Form S-11 filed on August 20, 2003, as amended, SEC File Number: 333-108091.

You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

Investor Relations Cedar Shopping Centers, Inc. 44 South Bayles Avenue Port Washington, NY 11050-3765 (516) 767-6492 http://www.cedarshoppingcenters.com

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement.  We have not authorized anyone else to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  Do not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

THE COMPANY

We were organized in 1984 and elected to be taxed as a real estate investment trust, or REIT, in 1986.  We are a fully integrated, self-administered and self-managed REIT that focuses primarily on the ownership, operation, development and redevelopment of supermarket-anchored shopping centers predominantly in coastal mid-Atlantic and New England states.  As of June 30, 2010, we owned and managed (both wholly-owned and in joint venture) a portfolio of 118 operating properties, aggregating approximately 13.0 million square feet of gross leasable area, or GLA.

We conduct our business through Cedar Shopping Centers Partnership, L.P., or the operating partnership, a Delaware limited partnership.  As of June 30, 2010, we owned approximately a 97.1% interest in the operating partnership.

Our principal executive offices are located at 44 South Bayles Avenue, Port Washington, NY 11050-3765.  Our telephone number is (516) 767-6492 and our website address is www.cedarshoppingcenters.com.  The information contained on our website is not part of this prospectus and is not incorporated in this prospectus by reference.

RISK FACTORS

Investing in our securities involves significant risks.  Please see the risk factors under the heading “Risk Factors” in our periodic reports filed with the SEC under the Exchange Act, which are incorporated by reference in this prospectus.  Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement.  The risks and uncertainties we have described are not the only ones facing our company.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.  Such forward-looking statements include, without limitation, statements containing the words “anticipates”, “believes”, “expects”, “intends”, “future”, and words of similar import which express the Company’s beliefs, expectations or intentions regarding future performance or future events or trends.  While forward-looking statements reflect good faith beliefs, expectations or intentions, they are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements as a result of factors outside of the Company’s control.  Certain factors that might cause such differences include, but are not limited to, the following: real estate investment considerations, such as the effect of economic and other conditions in general and in the Company’s market areas in particular; the financial viability of the Company’s tenants (including an ability to pay rent, filing for bankruptcy protection, closing stores and/or vacating the premises); the continuing availability of acquisition, development and redevelopment opportunities, on favorable terms; the availability of equity and debt capital (including the availability of construction financing) in the public and private markets; the availability of suitable joint venture partners and potential purchasers of the Company’s properties if offered for sale; the ability of the Company’s joint venture partners to fund their respective shares of property acquisitions, tenant improvements and capital expenditures; changes in interest rates; the fact that returns from acquisition, development and redevelopment activities may not be at expected levels or at expected times; risks inherent in ongoing development and redevelopment projects including, but not limited to, cost overruns resulting from weather delays, changes in the nature and scope of development and redevelopment efforts, changes in governmental regulations related thereto, and market factors involved in the pricing of material and labor; the need to renew leases or re-let space upon the expiration of current leases and incur applicable required replacement costs; and the financial flexibility of ourselves and our joint venture partners to repay or refinance debt obligations when due and to fund tenant improvements and capital expenditures.  For a discussion of these and other factors that could cause actual results to differ from those contemplated in the forward-looking statements in this prospectus and in documents incorporated by reference in this prospectus, see the section entitled “Risk Factors” in this prospectus, in any section entitled “Risk Factors” in supplements to this prospectus, and in the documents incorporated by reference into this prospectus.  The Company does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements set forth in this prospectus to reflect any change in expectations, change in information, new information, future events or other circumstances on which such information may have been based.

USE OF PROCEEDS

The Company will not receive any proceeds from the sale of the common stock offered for sale in this prospectus by the selling stockholders.  The selling stockholders will receive all of the net proceeds from these sales.

The selling stockholders will pay any fees and disbursements for their counsel and any underwriting discounts, commissions and reimbursable expenses incurred by the selling stockholders.  We will bear all other costs, fees and expenses incurred to effect the registration of the shares covered by this prospectus, including all registration and filing fees, NYSE listing fees and expenses of our counsel and our independent registered public accounting firm.

SELLING STOCKHOLDERS

RioCan Holdings USA Inc.

On October 26, 2009, the Company and the operating partnership entered into a Securities Purchase Agreement, as subsequently amended (the “SPA”), with RioCan Holdings USA Inc. (the “Purchaser”) and RioCan Real Estate Investment Trust, providing for, among other matters, the sale by the Company to the Purchaser of 6,666,666 shares of common stock of the Company at a price of $6.00 per share and the grant of a warrant to purchase 1,428,570 shares of common stock of the Company.  The warrant was exercisable for a two year period at a price of $7.00 per share.  The SPA was closed on October 30, 2009.

Pursuant to the SPA, the Company’s Board of Directors waived the prohibition contained in the Company’s articles of incorporation with respect to any person owning more than 9.9% of the Company’s outstanding common stock so as to permit the Purchaser to acquire up to 16% of the Company’s outstanding common stock.  The Purchaser has agreed that for a period of three years after closing, except as otherwise provided in the SPA, it will not without the prior consent of the Company’s Board of Directors (a) acquire, directly or indirectly, any additional securities of  the Company, (b) directly or indirectly or through any other person, solicit proxies with respect to securities under any circumstance or become a “participant” in any “election contest” relating to the election of directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act); provided, that Purchaser may vote its shares in any manner it deems appropriate; (c) deposit any securities in a voting trust, or subject any securities to a voting or similar agreement; (d) directly or indirectly or through or in conjunction with any other person, engage in a tender or exchange offer for the Company’s securities made by any other person or entity without the prior approval of the Company, or engage in any proxy solicitation or any other activity with any other person or entity relating to the Company without the prior approval of the Company; or (e) take any action alone or in concert with any other person to acquire or change the control of the Company or participate in any group that is seeking to obtain or take control of the Company.

Under the SPA, the Company has agreed with the Purchaser that, subject to certain exceptions, it will not issue any new shares of common stock unless it offers to the Purchaser the right to purchase its pro rata portion of such new securities.  This right will end when the Purchaser owns less than 9.9% of the common stock of the Company.  In connection with a public offering completed by the Company in February and March 2010, the Purchaser acquired an aggregate of 1,350,000 additional shares of common stock.  In April 2010, the Purchaser exercised the warrant and was issued 1,428,570 shares of common stock of the Company.

Pursuant to the SPA, the Purchaser has the right to designate one person to be a director of the Company and has designated Raghunath Davloor, its CFO, to be a director.  Mr. Davloor was elected as a director effective October 30, 2009.

The Company has agreed that on or prior to October 30, 2010, it will register for resale under the Securities Act the shares of common stock acquired by the Purchaser under the SPA and any shares of common stock acquired by the Purchaser prior to the filing of this registration statement, together with shares of common stock issued upon exercise of the warrant.  A registration rights agreement was entered into between the Company and the Purchaser to effectuate this registration.  The Purchaser has agreed that without the prior consent of the Company it will not sell, assign, transfer or otherwise dispose of the shares of common stock or warrant acquired pursuant to the SPA for a period of one year, subject to certain exceptions.

RioCan Real Estate Investment Trust has guaranteed the performance of the Purchaser’s obligations under the SPA.

On October 26, 2009, the Company also entered into an agreement with the Purchaser to form a joint venture with respect to seven supermarket-anchored properties then owned and managed by the Company.  The Company holds a 20% interest in the joint venture and the Purchaser holds the remaining 80% interest.  The properties consist of supermarket-anchored shopping centers in Connecticut, Massachusetts and Pennsylvania.  Closings for all the properties occurred between December 2009 and May 2010.  The joint venture includes buy/sell provisions with respect to equity ownership interests that can be exercised by either party during the period ending in December 2012 or upon certain change of control events.  These provisions allow either party to provide notice that it intends to purchase the non-initiating party’s interest at a specific price premised on the value of the entire joint venture.  The non-initiating party either may accept the offer or reject the offer and become the purchaser of the initiating party’s interest at the price established by the initiating party.  In the joint venture, the Company provides property management, leasing, construction management and financial management services at standard rates.  The Company is also entitled to certain fees on acquisitions, dispositions, financings and refinancings.

In addition to the above described transactions, the Company and the Purchaser have agreed to acquire in such joint venture primarily supermarket-anchored shopping centers in the northeastern United States during the two years subsequent to entering into the joint venture in amounts anticipated at up to $500 million.  Related to the future acquisitions, each of the Company and the Purchaser has granted to the other a right of first refusal for two years to acquire through such joint venture primarily supermarket-anchored properties and other properties in excess of 50,000 square feet proposed to be acquired by the Company or the Purchaser in the states of New York, New Jersey, Pennsylvania, Massachusetts, Connecticut, Maryland and Virginia.

On January 26, 2010, this joint venture acquired the Town Square Plaza shopping center in Temple, Pennsylvania, an approximately 128,000 square foot supermarket-anchored shopping center which was completed in 2008, and which is anchored by a 73,000 square foot Giant Foods supermarket.  The purchase price for the property was approximately $19 million, excluding closing costs.

On August 3, 2010, this joint venture acquired the Exeter Commons shopping center in Exeter Township, Pennsylvania (approximately 40 miles west of Philadelphia), an approximately 361,000 square foot multi-anchored shopping center completed in 2009.  Exeter Commons is anchored by a 171,000 square foot Lowe’s Home Improvement Center and an 82,000 square foot Giant Food Stores supermarket, both with leases extending to 2029, exclusive of renewal options.  Other tenants include Staples, Petco, Famous Footwear, Five Below and Sleepy’s.  The property is shadow anchored by a one year old Target store.  The purchase price, excluding closing costs and adjustments, was approximately $53 million.  The purchase price was funded in part by a $30 million loan from New York Life Insurance Company at 5.3% for a term of ten years.

On August 13, 2010, we, on behalf of this joint venture, entered into a definitive agreement to acquire five anchored shopping centers from Pennsylvania Real Estate Investment Trust, or PREIT, for approximately $134 million.  The acquisition of these five properties is subject to the satisfaction of customary closing conditions.  The purchase of an additional property is subject to the satisfaction of certain closing conditions, including the terms of an existing partnership between a  third-party joint venture partner and PREIT.  Upon acquisition, these six properties will be owned by our existing joint venture.  We have also agreed to purchase from PREIT a seventh property which will be owned by us and the Purchaser  on a 50-50 basis (through a separate joint venture arrangement), with the expectation that we and  the Purchaser will eventually re-develop this property.  The closing of the purchase of this property is also subject to reaching agreement with a third-party joint venture partner of PREIT and the satisfaction of certain other closing conditions.  The aggregate purchase price for all seven properties would be approximately $200 million, exclusive of closing costs and adjustments.  Certain “earn-out” arrangements for the lease-up of certain vacant premises during the two years after the closing of these acquisitions could potentially result in a further increase of the aggregate purchase price.

The initial five properties consist of the following:

•
Monroe Marketplace in Selinsgrove, Pennsylvania, a 335,000 square foot shopping center built in 2008 and anchored by a 76,000 square foot Giant Food Stores supermarket, a 68,000 square foot Kohl’s Department Store and a 51,000 square foot Dick’s Sporting Goods and shadow-anchored by a 127,000 square foot Target.

•
Creekview Shopping Center in Warrington, Pennsylvania, a 136,000 square foot shopping center built in 2001 and anchored by a 49,000 square foot Genardi’s Supermarket and a 25,000 square foot Bed, Bath & Beyond, and shadow-anchored by an approximate 163,000 square foot Lowe’s Home Improvement Center and a 126,000 square foot Target.

•	Pitney Road Plaza in Lancaster, Pennsylvania, a 46,000 square foot Best Buy store built in 2009 and shadow-anchored by a Costco and a Lowe’s Home Improvement Center.

•
Sunrise Plaza in Forked River, New Jersey, a 254,000 square foot shopping center built in 2007 and anchored by a 131,000 square foot Home Depot, a 96,000 square foot Kohl’s Department Store and a 20,000 square foot Staples.

•
New River Valley Center  in Christiansburg, Virginia, a 165,000 square foot shopping center built in 2007 and anchored by a 30,000 square foot Best Buy, a 30,000 square foot Ross Stores, a 24,000 square foot Bed, Bath & Beyond, a 20,000 square foot Staples, an 18,000 square foot PetsMart and a 15,000 square foot Old Navy.

The two additional properties presently owned by PREIT together with joint venture partners, consist of:

•
Red Rose Commons in Lancaster, Pennsylvania, a 263,000 square foot center, built in 1998, shadow-anchored by a 116,000 square foot Home Depot and a 65,000 square foot Weis Supermarket, and anchored by a 43,000 square foot Sports Authority, a 37,000 square foot H.H. Gregg, a 30,000 square foot Office Max, a 29,000 square foot PetsMart, a 26,000 square foot Barnes & Noble, a 19,000 square foot Pep Boys and a 16,000 square foot Old Navy.

•
The Whitehall Mall in Allentown, Pennsylvania, a 558,000 square foot shopping center built in 1964 and redeveloped in 1998, anchored by a 213,000 square foot Sears, an 82,000 square foot Kohl’s Department Store and a 23,000 square foot Michael’s Craft Store.  The Whitehall Mall includes approximately 50,000 square feet of largely vacant enclosed internal mall area.  We and the Purchaser, which will own this property on a 50-50 basis, are acquiring this property in contemplation of its future re-development.

We are expected to place fixed-rate permanent financing at approximately 50-60% loan-to-value on six of these seven properties (the Whitehall Mall is presently subject to a mortgage).  The closings, other than the Whitehall Mall, are expected to occur by the end of 2010.   However, there can be no assurance that any of these acquisitions will be consummated.  PREIT will continue to provide certain property management and leasing services for the properties for a three-year period, terminable by the parties after twelve months.  We will retain overall asset and financial management responsibilities.

On August 5, 2010, an agreement by us, on behalf of this joint venture, to acquire an approximately 120,000 square foot supermarket-anchored shopping center located in eastern Connecticut that was completed in 2006 and which will be unencumbered at closing, became non-cancelable.  The purchase price for the property is expected to be approximately $19.2 million, excluding costs and adjustments.

On September 16, 2010, we, on behalf of this joint venture, announced that we had entered into a definitive agreement to acquire a portfolio of five primarily supermarket-anchored properties for approximately $92 million, exclusive of closing costs and adjustments.  Four of the properties are anchored by Giant Food Stores supermarkets.  Three of the properties are located in Pennsylvania, one in Maryland and one in Virginia.  The gross leasable area of the portfolio is approximately 678,000 sq. ft.  The properties, which presently feature overall occupancy of approximately 96%, include the following:

•	Gettysburg Marketplace, Gettysburg, PA (approximately 38 miles southwest of Harrisburg, PA), an 85,500 sq. ft. center, built in 1998, and anchored by a 67,000 sq. ft. Giant Food Stores supermarket.

•
York Marketplace, York, PA (approximately 20 miles south of Harrisburg), a 305,000 sq. ft. center renovated in 2004, with a 125,000 sq. ft. Lowe’s, a 75,000 sq. ft. Giant Food Stores supermarket, a 23,500 sq. ft. Office Max, and a 20,000 sq. ft. Super Shoes as its anchors.

•	Northland Center, State College, PA (approximately 90 miles northeast of Harrisburg), a 108,000 sq. ft. center, built in 1988, and anchored by a 65,000 sq. ft. Giant Food Stores supermarket.

•	Marlboro Crossroads, Upper Marlboro, MD (approximately 20 miles southeast of Washington, DC), a 68,000 sq. ft. center, built in 1993, and anchored by a 61,000 sq. ft. Giant Food Stores supermarket.

•
Towne Crossings, Midlothian, VA (approximately 12 miles west of Richmond, VA), a 111,000 sq. ft. center, built in 1980, and anchored by a 40,000 sq. ft. Bed, Bath & Beyond and a 20,000 sq. ft. Michael’s store.

The joint venture is expected to fund the purchase price of $92 million, plus closing costs and adjustments presently estimated at $1.75 million, with a first mortgage loan estimated at approximately $52 million (approximately 55% of the purchase price) plus additional cash equity of approximately $41 million.  The acquisition of these properties is subject to the satisfaction of customary closing conditions.

Selling Stockholders

The table below sets forth information with respect to the selling stockholders and the shares of the Company’s common stock beneficially owned by the selling stockholders as of July 31, 2010 that may from time to time be offered or sold pursuant to this prospectus.  The percentage of shares owned before the offering is based on the number of shares of our common stock outstanding as of July 31, 2010.  The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders and that the selling stockholders do not acquire any additional shares.  Information in the table below with respect to beneficial ownership has been furnished by each of the selling stockholders.

Except as described herein and in the documents incorporated by reference herein, the selling stockholders have not held any position or office, or have otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our securities.

Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary.  The selling stockholders may offer all, some or none of their shares of common stock.  We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock.  In addition, the selling stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

	Shares Beneficially Owned Before the Offering		Number of Shares Being	Shares Beneficially Owned After the Offering
Name of Selling Stockholder	Number	Percent	Offered	Number	Percent

RioCan Holdings USA Inc.	9,445,236	14.37%	9,445,236	—	—
Marvin L. Slomowitz(1) (2)	281,190	*	273,190	8,000	*
David M. Thomas(1)	82,423	*	20,000	62,423	*

________________________
*Less than 1%

(1)
Includes 273,190 and 20,000 shares of common stock owned by Messrs. Slomowitz and Thomas, respectively, that may be issued upon conversion of limited partnership interests in the operating partnership.

(2)	All the shares and limited partnership interests are pledged as collateral security for a loan.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material United States federal income tax considerations regarding our company and the ownership of our common stock.  This summary is for general information only and is not tax advice.  The information in this summary is based on:

•	The Internal Revenue Code of 1986, as amended (the “Code”);

•	current, temporary and proposed Treasury Regulations promulgated under the Code;

•	the legislative history of the Code;

•	current administrative interpretations of the Internal Revenue Service (the “IRS”); and

•	court decisions;

in each case, as of the date of this Registration Statement.  The administrative interpretations of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings.  Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion.  Any such change could apply retroactively to transactions preceding the date of the change.  We have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court.  Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.  This summary does not discuss any state, local or foreign tax consequences associated with the acquisition, ownership, sale or other disposition of our common stock or our election to be taxed as a REIT.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•	the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General.  We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1986.  We believe that we have been organized and have operated in a manner which has allowed us to qualify for taxation as a REIT under the Code commencing with our taxable year ended December 31, 1986, and we intend to continue to be organized and operate in this manner.   However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership.  Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT.  See “—Failure to Qualify.”

The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex.  The following sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders.  This is a summary and is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

The law firm of Stroock & Stroock & Lavan LLP is acting as our tax counsel in connection with this Registration Statement.  We expect to receive an opinion from Stroock & Stroock & Lavan LLP to the effect that, commencing with our taxable year ended December 31, 1998, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code.  It must be emphasized that this opinion is based on various assumptions and representations as to factual matters, including factual representations set forth in this Registration Statement.  Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Stroock & Stroock & Lavan LLP.   Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements.  Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.  Stroock & Stroock & Lavan LLP has no obligation to update its opinion subsequent to its date.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders.  We will, however, be required to pay federal income tax as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•
If we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income.  Foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•
We will be required to pay a 100% tax on any net income from prohibited transactions.  Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•
If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test and (B) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•
If we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•
If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•
We will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•
If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period (temporarily shortened to a 7-year period for any taxable year beginning in 2009 or 2010 if the seventh year preceded such taxable year) beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset.  The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under existing Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation.

•
We will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” See “— Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a “taxable REIT subsidiary” of ours.  Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

•
We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “— Requirements for Qualification as a REIT.”

In addition, we and our subsidiaries may be subject to a variety of taxes other than federal income taxes, including payroll taxes and state, local and foreign income, property or other taxes on assets and operations.

Requirements for Qualification as a REIT.  The Code defines a REIT as a corporation, trust or association:

(1)           that is managed by one or more trustees or directors;

(2)           that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)           that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)           that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)           that is beneficially owned by 100 or more persons;

(6)           not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including, for this purpose, specified entities, during the last half of each taxable year; and

(7)           that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.  Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT.  For purposes of condition (6), specified tax-exempt entities generally are treated as individuals and a “look-through” rule applies with respect to pension funds.

We believe that we have been organized, have operated and have issued sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods.  In addition, our charter provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above.  A description of the transfer restrictions relating to our outstanding common and preferred stock is contained in or incorporated by reference in the relevant prospectuses pursuant to which we have offered such securities from time to time.  These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above.  If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate.  If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.  To comply with these rules, we must demand written statements each year from the record holders of significant percentages of our capital stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by us.  A list of those persons failing or refusing to comply with this demand must be maintained as part of our records.  Failure by us to comply with these record keeping requirements could subject us to monetary penalties.  A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year.  We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.  In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company treated as a partnership, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below.  Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity.  The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT as in the partnership for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests.  Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any entity treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, is treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the income and asset tests described below.  A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies.”

We have control of our operating partnership and generally control our subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT.  We may from time to time be a non-managing member in some of our partnerships and limited liability companies.  If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity.  In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis.  In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code.  A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock, and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below.  A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code (including all REIT qualification tests).  Thus, in applying the federal tax requirements described in this discussion, any corporations in which we own a 100% interest (other than any taxable REIT subsidiaries) are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit.  A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries.  A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary.  A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation.  Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT.  A taxable REIT subsidiary is subject to income tax as a regular C corporation.  In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied.  A REIT’s ownership of securities of taxable REIT subsidiaries will not be subject to the 10% or 5% asset test described below.  See “—Asset Tests.”  We currently own interests in a number of taxable REIT subsidiaries and may acquire securities in additional taxable REIT subsidiaries in the future.

Affiliated REITs.  Our operating partnership owns a greater than 10% indirect interest in an entity which will elect to be taxed as a REIT for its first taxable year ended December 31, 2009 (the “Affiliated REIT”).  The Affiliated REIT must meet the REIT qualification tests discussed above.  A failure by the Affiliated  REIT to qualify as a REIT could cause us to fail to qualify as a REIT because we would be treated as owning more than 10% of the voting securities and value of an issuer that was not a REIT, a qualified REIT subsidiary or taxable REIT subsidiary, unless certain mitigation provisions apply.  We believe the Affiliated REIT has been organized and operated in a manner that will permit us to qualify as a REIT.

Income Tests.  We must satisfy two gross income requirements annually to maintain our qualification as a REIT.  First, in each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, certain hedging transactions entered into after July 30, 2008, and certain foreign currency gains recognized after July 30, 2008, from investments relating to real property or mortgages on real property, including “rents from real property,” interest derived from mortgage loans secured by real property (including certain qualified mezzanine financings secured by interests in real property), dividends from other REITs, gains from the sale of real estate assets and income from certain types of temporary investments.  Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, certain hedging transactions entered into on or after January 1, 2005, and certain foreign currency gains recognized after July 30, 2008, from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.  For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person.  However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•
The amount of rent must not be based in any way on the income or profits of any person.  However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•
We, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in a tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant.   Rents received from such a tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space.  Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease.   Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

•
Rent attributable to personal property leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease.  Rent is allocated between real property and personal property based on the relative fair market values of the properties.  If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•
We generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below.  We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property.  Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas.  In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.”

We generally do not intend, and as a general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above.  However, there can be no assurance that the IRS will agree with our determination that we have satisfied the rental conditions described above.

In certain circumstances, we or our operating partnership may receive fees for property management and brokerage and leasing services provided with respect to some properties not owned entirely by our operating partnership. These fees, to the extent paid with respect to the portion of these properties not owned, directly or indirectly, by us, will not qualify under the 75% gross income test or the 95% gross income test. Our operating partnership also may receive other types of income with respect to the properties it owns that will not qualify for either of these tests. We believe, however, that the aggregate amount of these fees and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under either the 75% gross income test or the 95% gross income test.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities.  Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts.  Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is treated as clearly identified as a hedging transaction will not constitute gross income and thus will be exempt from the 95% gross income test to the extent such a hedging transaction is entered into on or after January 1, 2005, and will not constitute gross income and thus will be exempt from the 75% gross income test to the extent such hedging transaction is entered into after July 30, 2008.  Income and gain from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into on or prior to July 30, 2008 will be treated as nonqualifying income for purposes of the 75% gross income test.   Income and gain from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into prior to January 1, 2005 will be qualifying income for purposes of the 95% gross income test.  The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) for hedging transactions entered into after July 30, 2008, currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test.  To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests.  We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiaries pay dividends, we generally will derive our allocable share of such dividend income through our interest in our operating partnership.  Such dividend income will qualify under the 95%, but not the 75%, REIT gross income test.  We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the REIT income tests.   While we expect these actions will prevent a violation of the REIT income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code.  Commencing with our taxable year beginning January 1, 2005, we generally may make use of the relief provisions if:

•
following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions.  If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT.  As discussed above in “—Taxation of Our Company— General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income.

Prohibited Transaction Income.  Any gain that we realize (including any net foreign currency gain recognized after July 30, 2008) on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply.  This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT.  Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction.  However, the Code provides a safe harbor pursuant to which limited sales of properties held at least four years and meeting certain additional requirements will not be treated as prohibited transactions.  In the case of sales made after July 30, 2008, the required holding period has been reduced to two years, and one of the other requirements has been modified in a manner that may permit us to qualify more sales under the safe harbor provisions. Our operating partnership generally intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our operating partnership’s investment objectives.  However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions.   We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax.  Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax.  In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by one of our taxable REIT subsidiaries, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations.  Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Our taxable REIT subsidiaries may provide services to our tenants.  The fees paid may not satisfy the safe-harbor provisions described above.  These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes.  If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Asset Tests.  At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets.  First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities.  For purposes of this test, the term “real estate assets” generally means real property (including interests in real property, interests in mortgages on real property and certain qualified mezzanine financings secured by interests in real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

Second, not more than 25% of the value of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for investments in other REITs, our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT.  Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT.  In addition, commencing with our taxable year beginning January 1, 2005, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, not more than 25% (20% for taxable years ending on or before December 31, 2008) of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

Our operating partnership owns 100% of the stock of certain corporations that have elected, together with us, to be treated as our taxable REIT subsidiaries.  So long as each of these companies qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of their stock.  We may acquire securities in other taxable REIT subsidiaries in the future.  We believe that the aggregate value of our taxable REIT subsidiaries has not exceeded 20% of the aggregate value of our gross assets in any taxable year ending on or before December 31, 2008, or 25% of the aggregate value of our gross assets for taxable years ending after December 31, 2008.  No independent appraisals have been obtained to support these conclusions and there can be no assurance that the IRS will agree with our determinations of value.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through our operating partnership) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer.  After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values.  If we fail to satisfy an asset test because we acquire securities or other property during a quarter, we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.   We believe that we have maintained and intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests.  If we fail to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30 day cure period.   Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued.  For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance we will always be successful, or will not require a reduction in our operating partnership’s overall interest in an issuer (including in a taxable REIT subsidiary).  If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements.  To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income.”

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain.  In addition, for purposes of this requirement, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case, on the date we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate.  At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year.  These distributions are taxable to our stockholders, other than tax-exempt entities, in the year in which paid.  This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement.  The amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than according to its dividend rights as a class.  To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates.  We believe we have made, and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations.

We expect to have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above.  However, if we do not have sufficient cash we may be required to borrow funds to pay dividends or pay dividends in the form of taxable stock dividends or taxable in-kind distributions of property in order to meet the distribution requirements.

Revenue Procedure 2009-15 sets forth a safe harbor pursuant to which certain part-stock and part-cash dividends distributed by REITs will satisfy the REIT distribution requirements.  Recent guidance issued by the IRS extends and clarifies the application of the safe harbor set forth in Revenue Procedure 2009-15. This IRS guidance provides that certain part-stock and part-cash dividends distributed by publicly-traded REITs for calendar years 2008 through 2011, and in some cases declared as late as December 31, 2012, will be treated as distributions for purposes of the REIT distribution requirements. Under the terms of this guidance, up to 90% of our distributions could be paid in shares of our common stock.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year.  Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below.  However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods.   Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the distribution requirements and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges.  We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code.  Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes.  The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure To Qualify

Commencing with our taxable year beginning January 1, 2005, specified cure provisions are available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT.  Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status.  If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates.  Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders.  As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders.  In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits.  In this event, corporate distributees may be eligible for the dividends-received deduction.  In addition, in taxable years prior to 2011, individuals may be eligible for the preferential rates on qualified dividend income.  Unless entitled to relief under specific statutory provisions, we will also be ineligible to elect to be treated as a REIT for the four taxable years following the year during which we lost our qualification.  It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Our Operating Partnership, the Subsidiary Partnerships and the Limited Liability Companies

General.  All of our investments are held indirectly through our operating partnership.  In addition, our operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies which, other than with respect to the Affiliated REIT, we expect will be treated as partnerships or disregarded entities for federal income tax purposes.  In general, entities that are classified as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax.  Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company.  We will include in our income our share of these partnership and limited liability company items for purposes of the various REIT income tests and in the computation of our REIT taxable income.  Moreover, for purposes of the REIT asset tests, we will include our pro rata share of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests.  See “—Taxation of Our Company.”

Entity Classification.  Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships (or disregarded entities), as opposed to associations taxable as corporations for federal income tax purposes.  If our operating partnership or a subsidiary partnership or limited liability company were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income.  In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests.  See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT.  See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests.  In addition, a change in the tax status of our operating partnership, a subsidiary partnership or limited liability company might be treated as a taxable event.  If so, we might incur a tax liability without any related cash distributions.   We believe our operating partnership and each of our other partnerships and limited liability companies (other than the Affiliated REIT) will be classified as partnerships or disregarded entities for federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction.  An entity taxed as a partnership is not a taxable entity for federal income tax purposes. Rather, a partner is required to take into account its allocable share of a partnership’s income, gains, losses, deductions and credits for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any distributions from the partnership. Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder as to substantial economic effect.

If an allocation is not recognized for federal income tax purposes because it does not have substantial economic effect, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership.  This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.  The allocations of taxable income and loss of our operating partnership and the subsidiary partnerships are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations With Respect to the Properties.  Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution.  The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution, as adjusted from time to time.  These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

To the extent our operating partnership or any subsidiary partnership acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements.  Where a partner contributes cash to a partnership at a time when the partnership holds appreciated (or depreciated) property, the Treasury Regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners.  As a result, partners, including us, in our operating partnership or any subsidiary partnership could be allocated greater or lesser amounts of depreciation and taxable income in respect of the applicable partnership’s properties than would be the case if all of the partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership.  This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above in “—Taxation of our Company—Annual Distribution Requirements.”

Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

Federal Income Tax Considerations for Holders of Our Capital Stock

The following summary describes the principal United States federal income tax consequences to you of purchasing, owning and disposing of our common stock.  This summary assumes you hold shares of our common stock as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code).  It does not address all the tax consequences that may be relevant to you in light of your particular circumstances.  In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted.  Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations;

•	traders in securities that elect to mark to market;

•	partnerships, pass-through entities and persons holding our stock through a partnership or other pass-through entity;

•	stockholders subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	foreign corporations or partnerships, and persons who are not residents or citizens of the United States;

•	broker-dealers or dealers in securities or currencies;

•	United States expatriates;

•	persons holding our stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; or

•	U.S. stockholders (as defined below) whose functional currency is not the United States dollar.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or foreign taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•
a corporation, including an entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If you hold shares of our common stock and are not a U.S. stockholder, a partnership or an entity classified as a partnership for United States federal income tax purposes, you are a “non-U.S. stockholder.”

If a partnership or other entity treated as a partnership for United States federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership.  Partners of partnerships holding shares of our common stock are encouraged to consult their tax advisors.

Taxation of Taxable U.S. Stockholders

Distributions Generally.  Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax discussed below, will be taxable to our taxable U.S. stockholders as ordinary income when actually or constructively received.  See “—Tax Rates” below.  As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations or, except to the extent provided in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to individuals.  For purposes of determining whether distributions to holders of our common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock and then to our outstanding common stock.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder.  This treatment will reduce the U.S. stockholder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero.  Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain.  Such gain will be taxable as long-term capital gain if the shares have been held for more than one year.  Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year.  U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Certain stock dividends, including dividends partially paid in our common stock and partially paid in cash that comply with Revenue Procedure 2009-15, will be taxable to the recipient U.S. stockholder to the same extent as if paid in cash.  As a result, U.S. stockholders generally would recognize taxable income in excess of the cash received and may be required to pay tax with respect to such dividends in excess of the cash received. If a taxable U.S. stockholder sells the stock it receives as a dividend, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of the stock at the time of the sale.

Capital Gain Dividends.  Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. stockholder has held our common stock.

Retention of Net Capital Gains.  We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains.  If we make this election, we would pay tax on our retained net capital gains.  In addition, to the extent we so elect, a U.S. stockholder generally would:

•
include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•
in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations.  Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income.  As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain.  A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of our stock and income designated as qualified dividend income, described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount.  Other distributions made by the Company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock.  If a U.S. stockholder sells or disposes of shares of our common stock, except as set forth below under “Redemption or Repurchase by Us”, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition, and the holder’s adjusted basis in the shares for tax purposes.  This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year.  However, if a U.S. stockholder recognizes loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us which were required to be treated as long-term capital gains.

Redemption or Repurchase by Us.  A redemption or repurchase of shares of our common stock will be treated under Section 302 of the Code as a distribution taxable as a dividend to the extent of our current and accumulated earnings and profits at ordinary income rates unless the redemption or repurchase satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed or repurchased shares.  The redemption or repurchase will be treated as a sale or exchange if it:

•	is “substantially disproportionate” with respect to the U.S. stockholder;

•	results in a “complete termination” of the U.S. stockholder’s stock interest in us; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. stockholder,

all within the meaning of Section 302(b) of the Code.

In determining whether any of these tests have been met, shares of capital stock, including common stock and other equity interests in us, considered to be owned by the U.S. stockholder by reason of certain constructive ownership rules set forth in the Code, as well as shares of our capital stock actually owned by the U.S. stockholder, must generally be taken into account.  Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to the U.S. stockholder depends upon the facts and circumstances at the time that the determination must be made, U.S. stockholders are advised to consult their tax advisors to determine such tax treatment.

If a redemption or repurchase of shares of our common stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received.  See “—Distributions Generally.” A U.S. stockholder’s adjusted basis in the redeemed or repurchased shares of common stock, to the extent treated as a taxable dividend, will be transferred to its remaining shares of our capital stock, if any.  If a U.S. stockholder owns no other shares of our capital stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

If a redemption or repurchase of shares of our common stock is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “—Dispositions of Our Capital stock.”

Tax Rates.  The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” has generally been reduced to 15%.  In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year).  The currently applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.  U.S. stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010, which requires U.S. stockholders who meet certain requirements and are individuals, estates or certain trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Backup Withholding.  We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld.  Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS.  Backup withholding is not an additional tax.  Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability, provided the required information is furnished to the IRS.  In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.  See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Dividend income from us and gain arising upon a sale of our shares generally will not be unrelated business taxable income to a tax-exempt stockholder, except as described below.  This income or gain will be unrelated business taxable income if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder.   Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares.  These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT.  A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described in this paragraph should be inapplicable to our stockholders.  However, because our stock will be publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing United States federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. stockholders.  These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules.  Accordingly, the discussion does not address all aspects of United States federal income taxation and does not address state, local or foreign tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances.  We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, local and foreign income tax laws on the purchase, ownership, and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally.  Distributions (including any taxable stock dividends) that are neither attributable to gain from sales or exchanges by us of United States real property interests nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits.  Such distributions ordinarily will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.  Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT.  Distributions that are treated as effectively connected with the conduct by a non-U.S. stockholder of a United States trade or business are generally not subject to withholding provided certain certification and disclosure requirements are satisfied.  However, dividends that are treated as effectively connected with such a trade or business will be subject to tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to tax.  Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold United States income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

(1)           a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

(2)           the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s common stock, but rather will reduce the adjusted basis of such stock.  To the extent that such distributions exceed the non-U.S. stockholder’s adjusted basis in such common stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below.  If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends.  However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests.  Distributions to a non-U.S. stockholder that we properly designate as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to United States federal income taxation, unless:

(1)           the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

(2)           the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of United States real property interests, whether or not designated as capital gain dividends, will cause the non-U.S. stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business.  Non-U.S. stockholders would generally be taxed at the same rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax.  We also will be required to withhold and to remit to the IRS 35% (or 15% (20% in the case of taxable years beginning after December 31, 2010) to the extent provided in Treasury Regulations) of any distribution to non-U.S. stockholders that is designated as a capital gain dividend or, if greater, 35% of any distribution to non-U.S. stockholders that could have been designated as a capital gain dividend.  The amount withheld is creditable against the non-U.S. stockholder’s United States federal income tax liability.  However, any distribution with respect to any class of stock which is “regularly traded” on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution.  Instead, such distributions will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends.

Retention of Net Capital Gains.  Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of the stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions of capital gain dividends.  Under that approach, the non-U.S. stockholders would be able to offset as a credit against their United States federal income tax liability resulting from their proportionate share of the tax paid by us on such retained capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual United States federal income tax liability.

Sale of Our Common Stock.  Gain recognized by a non-U.S. stockholder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to United States taxation unless such stock constitutes a “United States real property interest”, or USRPI, within the meaning of FIRPTA.  Our common stock will not constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders.  We believe, but cannot guarantee, that we have been a “domestically controlled qualified investment entity.” In addition, because most of our capital stock is publicly traded, no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. stockholder if either (a) the investment in our common stock is treated as effectively connected with the non-U.S. stockholder’s United States trade or business or (b) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met.  In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. stockholder may be treated as having gain from the sale or other taxable disposition of a United States real property interest if the non-U.S. stockholder (1) disposes of our stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1).

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. stockholder sells our stock, gain arising from the sale or other taxable disposition by a non-U.S. stockholder of such stock would not be subject to United States taxation under FIRPTA as a sale of a USRPI if:

(1)           such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and

(2)           such non-U.S. stockholder owned, actually and constructively, 5% or less of such class of our stock throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

Information Reporting and Backup Withholding Tax.  Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any.  A similar report is sent to the non-U.S. stockholder.  Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8.  Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a United States person.

Backup withholding is not an additional tax.  Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld.  If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders who own the shares through foreign accounts or foreign intermediaries and certain non-U.S. stockholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

Other Tax Consequences

State, local and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction.  You should consult your tax advisor regarding the effect of state, local and foreign tax laws with respect to our tax treatment as a REIT and on an investment in our capital stock.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders.  The selling stockholders will act independently of us in making decisions with respect to the price, timing, manner and size of each sale.  These sales may be made at a fixed price or prices, which may be changed, at prices on the New York Stock Exchange and under terms then prevailing, at prices related to the then current market price or at negotiated prices.  The shares of common stock may be sold pursuant to one or more of the following methods:

•	on the New York Stock Exchange or any exchange or market on which shares of the Company’s common stock are listed or quoted;

•	in the over-the-counter market;

•	in ordinary brokerage transactions in which the broker selects purchasers;

•	in privately negotiated transactions;

•	for settlement of short sales, or through long sales, options or hedging transactions involving cross or block trades;

•	by pledge to secure debts and other obligations;

•
in block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	in purchases by one or more underwriters on a firm commitment or best efforts basis;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement;

•	sales “at the market” to or through a market maker or enter into an existing trading market, or an exchange or otherwise;

•
in a special offering, an exchange distribution or a secondary distribution in accordance with applicable rules of the New York Stock Exchange or of any stock market on which shares of the Company’s common stock may be listed;

•	through a combination of any of these transactions; or

•	in any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may use broker-dealers to sell their shares of the Company’s common stock.  In connection with such sales the broker-dealers may either receive discounts, concessions or commissions from the selling stockholders, or they may receive commissions from purchasers of shares of the Company’s common stock for whom they acted as agents.  In order to comply with the securities laws of certain states, the selling stockholders may sell their shares of the Company’s common stock only through registered or licensed broker-dealers.  In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

The selling stockholders and any agents or broker-dealers that the selling stockholders use to sell their shares of the Company’s common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any discount, concession or commission received by them or any profit on the resale of shares as principal may be deemed to be an underwriting discount or commission under the Securities Act.  Because the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.  In addition, the selling stockholders may have liability as underwriters under the Securities Act.

The selling stockholders and any other person participating in the distribution of their shares of the Company’s common stock described in this prospectus and/or any applicable prospectus supplement will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, the anti-manipulation provisions of Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of such shares by the selling stockholders or any other person.  Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares offered by the selling stockholders pursuant to this prospectus and/or any applicable prospectus supplement to engage in market-making activities with respect to the particular shares being distributed.  All of the foregoing may affect the marketability of the shares offered by the selling stockholders pursuant to this prospectus and/or any applicable prospectus supplement and the ability of any person or entity to engage in market-making activities with respect to such shares.

The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder.  If required at the time a particular offer of shares is made, a supplement to this prospectus will be distributed that will set forth:

•	the number of shares being offered;

•	the terms of the offering, including the name of any underwriter, dealer or agent;

•	the purchase price paid by any underwriter;

•	any discount, commission and other underwriter compensation;

•	any discount, commission or concession allowed or reallowed or paid to any dealer;

•	the proposed selling price to the public; and

•	other facts material to the transaction.

We have agreed to keep the Registration Statement of which this prospectus constitutes a part effective (a) with respect to the Purchaser until the earlier of (i) October 30, 2012 and (ii) such time as all of the shares covered by this prospectus have been disposed of pursuant to the Registration Statement or otherwise transferred to holders who may trade such securities without restriction under the Securities Act and (b) with respect to selling stockholders other than the Purchaser until the earlier of such time as the shares have been disposed of pursuant to this Registration Statement or until they may be disposed of pursuant to Rule 144.

Under the registration rights agreements entered into with each of the selling stockholders, we are required to pay all the fees and expenses incurred by us incident to the registration of the shares, except for fees and disbursements for counsel for any selling stockholder or underwriting discounts, commissions and reimbursable expenses, all of which will be borne by the selling stockholders.  We have agreed to indemnify the selling stockholders and their respective underwriters, officers, directors, trustees, employees, agents and controlling person, against specified liabilities, including liabilities under the federal securities laws.  The selling stockholders have agreed, severally and not jointly, to indemnify us, our directors, certain officers and controlling persons, against specified liabilities arising from information provided by the selling stockholders for use in this prospectus, including liabilities under the federal securities laws.

DESCRIPTION OF COMMON STOCK

General

The Company’s authorized capital stock includes 150 million shares of common stock, $.06 par value per share.  For each outstanding share of common stock held, the holder is entitled to one vote on all matters presented to stockholders for a vote.  Cumulative voting is not permitted.  Holders of the common stock do not have preemptive rights.  At July 31, 2010, there were 65,728,293 shares of common stock outstanding.

All shares of common stock issued and sold will be duly authorized, fully paid, and non-assessable.  Distributions may be paid to the holders of common stock if and when declared by our Board of Directors.  Dividends will be paid out of funds legally available for dividend payment.

Under Maryland law, stockholders are generally not liable for our debts or obligations.  If we are liquidated, subject to the right of any holders of preferred stock to receive preferential distributions, each outstanding share of common stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities.

Restrictions on Ownership

In order to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code, during the last half of a taxable year and the common stock must be beneficially owned by 100 or more persons during 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.  To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, our articles of incorporation contain a provision restricting the ownership or acquisition of shares of common stock.

Registrar and Transfer Agent

American Stock Transfer & Trust Company LLC is the Registrar and Transfer Agent for the common stock.

LEGAL MATTERS

Stroock & Stroock & Lavan LLP of New York, New York will pass upon the validity of the common stock offered by the selling stockholders.

EXPERTS

The consolidated financial statements of Cedar Shopping Centers, Inc. appearing in Cedar Shopping Centers, Inc.’s Amended Annual Report (Form 10-K/A) for the year ended December 31, 2009, including the schedule appearing therein, and the effectiveness of Cedar Shopping Centers, Inc.’s internal control over financial reporting as of December 31, 2009 appearing in Cedar Shopping Centers, Inc.'s Annual Report (Form 10-K) as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC.  You may inspect and copy any document that we file at the public reference rooms maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois.  Any documents we file may also be available at the SEC’s site on the World Wide Web located at http://www.sec.gov.  For a fee you can obtain the documents by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act.  This prospectus does not contain all of the information set forth in the registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                      Other Expenses of Issuance and Distribution.

The following sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which will be borne by the Registrant:

Securities and Exchange Commission registration fee ..............................................................	$ 3,535
Printing and engraving expenses ..................................................................................................	20,000
Legal fees and expenses .................................................................................................................	100,000
Accounting fees and expenses .....................................................................................................	50,000
Blue Sky fees and expenses ...............................................,...........................................................	5,000
Miscellaneous expenses ................................................................................................................	1,465

Total ...................................................................................................................................	$180,000

Item 15.                      Indemnification of Directors and Officers.

We are a Maryland corporation.  Our Articles of Incorporation contain a provision limiting the liability of the directors and officers to the fullest extent permitted by Section 5-349 of the Courts and Judicial Proceedings Code of Maryland.  Our Articles of Incorporation also contain a provision permitted under Maryland General Corporation Law eliminating (with limited exceptions) each director’s personal liability for monetary damages for breach of any duty as a director.  In addition, our Articles of Incorporation and Bylaws allow us to indemnify our directors and officers from certain liabilities and expenses, as well as advancement of costs, expenses and attorneys’ fees, to the fullest extent permitted under Maryland General Corporation Law.  Such rights are contract rights fully enforceable by each beneficiary thereof, and are in addition to, and not exclusive of, any other right to indemnification.

Item 16.                      Exhibits.

*5 —	Opinion of Stroock & Stroock & Lavan LLP as to the legality of the common stock.
**8 —	Opinion of Stroock & Stroock & Lavan LLP regarding certain federal income tax matters.
*23.1 —	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5).
**23.2 —	Consent of Ernst & Young LLP.
*24 —	Power of attorney (included on signature page of this Registration Statement).

____________________________
*Previously filed
**Filed herewith

Item 17.                      Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that subparagraphs (i), (ii) and (iii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)
The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Port Washington, State of New York, on September 22, 2010.

CEDAR SHOPPING CENTERS, INC.

By:	/s/Leo S. Ullman
Leo S. Ullman
Chairman of the Board, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Leo S. Ullman Leo S. Ullman	Chief Executive Officer (Principal Executive Officer), Chairman of the Board	September 22, 2010

/s/Lawrence E. Kreider, Jr. Lawrence E. Kreider, Jr.	Chief Financial Officer (Principal Financial Officer)	September 22, 2010

/s/Gaspare J. Saitta, II Gaspare J. Saitta, II	Chief Accounting Officer (Principal Accounting Officer)	September 22, 2010

* James J. Burns	Director	September 22, 2010

* Raghunath Davloor	Director	September 22, 2010

* Richard Homburg	Director	September 22, 2010

* Pamela N. Hootkin	Director	September 22, 2010

* Paul G. Kirk, Jr.	Director	September 22, 2010

* Everett B. Miller, III	Director	September 22, 2010

* Roger M. Widmann	Director	September 22, 2010

__________________________

*By:	/s/Leo S. Ullman
Leo S. Ullman Attorney-in-fact

EXHIBIT INDEX

Exhibits	Description	Page
*5 —	Opinion of Stroock & Stroock & Lavan LLP as to the legality of the common stock.
**8 —	Opinion of Stroock & Stroock & Lavan LLP regarding certain federal income tax matters.
*23.1 —	Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5).
**23.2 —	Consent of Ernst & Young LLP.
*24 —	Power of attorney (included on signature page of this Registration Statement).
_____________________
*Previously filed
**Filed herewith